Filed by Inco Limited
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Falconbridge Limited
Commission File No. 1-11284
Inco Limited Commission File No. 1-1143
Important Legal Information
This presentation may be deemed to be solicitation material in respect of Inco’s proposed combination with Falconbridge. Inco filed with the U.S. Securities and Exchange Commission (the “SEC”), on October 24, 2005 and July 14, 2006, registration statements on Form F-8, which include Inco’s offer and take-over bid circular, and has filed amendments thereto, which include notices of extension and variation, and will file further amendments thereto as required, in connection with the proposed combination with Falconbridge. The offer and take-over bid circular and the notices of variation and extension have been sent to shareholders of Falconbridge Limited. Inco has also filed, and will file (if required), other documents with the SEC in connection with the proposed combination. Falconbridge has filed a Schedule 14D-9F in connection with Inco’s offer and has filed, and will file (if required), amendments thereto and other documents regarding the proposed combination, in each case with the SEC.
INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.
INVESTORS AND SECURITYHOLDERS ARE URGED TO READ INCO’S SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 THAT INCO FILED WITH THE SEC ON MAY 31, 2006, AND ANY AMENDMENTS INCO MAY FILE THERETO, AS IT CONTAINS, AND SUCH AMENDMENTS, IF ANY, WILL CONTAIN, IMPORTANT INFORMATION REGARDING TECK COMINCO’S PROPOSED COMBINATION WITH INCO.
This presentation is not a solicitation of a proxy from any security holder of Inco or Phelps Dodge in respect of Inco’s proposed combination with Phelps Dodge. Inco intends to file a Management Information Circular regarding the proposed combination with the securities commissions or equivalent regulatory authorities in Canada and to provide the Management Information Circular to Inco shareholders and Phelps Dodge has filed a preliminary Proxy Statement on Schedule 14A regarding the proposed combination with the SEC. WE URGE INVESTORS TO CAREFULLY READ THE MANAGEMENT INFORMATION CIRCULAR, AND ANY AMENDMENTS INCO MAY FILE THERETO, WHEN IT BECOMES AVAILABLE BECAUSE IT, AND ANY SUCH AMENDMENTS, IF ANY, WILL CONTAIN IMPORTANT INFORMATION ABOUT INCO, PHELPS DODGE AND THE PROPOSED COMBINATION. WE URGE INVESTORS TO CAREFULLY READ THE PROXY STATEMENT, AND ANY AMENDMENTS PHELPS DODGE MAY FILE THERETO, BECAUSE IT AND SUCH AMENDMENTS, IF ANY, WILL CONTAIN IMPORTANT INFORMATION ABOUT INCO, PHELPS DODGE AND INCO’S PROPOSED COMBINATION WITH PHELPS DODGE.
Inco, Phelps Dodge and their executive officers and directors may be deemed to be participants in the solicitation of proxies from Inco and Phelps Dodge security holders in favor of Inco’s proposed combination with Phelps Dodge. Information regarding the security ownership and other interests of Inco’s and Phelps Dodge’s executive officers and directors will be included in the Management Information Circular and Proxy Statement, respectively.
Investors and security holders may obtain copies of the offer and take-over bid circular, the notices of variation and extension, the registration statement, the Solicitation/Recommendation Statement and Inco’s, Falconbridge’s and Phelps Dodge’s other public filings made from time to time by Inco, Falconbridge and Phelps Dodge with the Canadian Securities Regulators, at www.sedar.com, and with the SEC at the SEC’s web site, www.sec.gov, free of charge. The Management Information Circular (when it becomes available) may also be obtained free of charge at www.sedar.com. In addition, the offer and take-over circular and the other disclosure documents may be obtained free of charge by contacting Inco’s media or investor relations departments.

Exhibit 99.1
Shaping the Future: Creating a Global Industry Leader

Forward-Looking Statements These materials include "forward-looking statements" (as defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934) including statements regarding, among other things, the benefits of the combination with Inco and the combined company's plans, objectives, expectations and intentions. All statements other than historical information are forward-looking statements. These forward-looking statements are based on management's current beliefs and expectations, speak only as of the date made, and are subject to a number of significant risks and uncertainties that cannot be predicted or quantified and are beyond our control. Future developments and actual results could differ materially from those set forth in, contemplated by or underlying the forward-looking statements. The following factors, among others, could cause actual results to differ from those described in the forward- looking statements in this document: (i) the ability to obtain governmental approvals of the combination on the proposed terms and schedule; (ii) the failure of Inco's shareholders to approve the plan of arrangement; (iii) the failure of Phelps Dodge's shareholders to authorize the issuance of Phelps Dodge common shares, the change of Phelps Dodge's name to (Phelps Dodge Inco) and an increase in the size of Phelps Dodge's board of directors as required under the combination agreement; (iv) the risks that the businesses of Phelps Dodge and Inco and/or Falconbridge will not be integrated successfully; (v) the risks that the cost savings, growth prospects and any other synergies from the combination may not be fully realized or may take longer to realize than expected; (vi) the risks that the cost savings, growth prospects and any other synergies from the combination may not be fully realized or may take longer to realize than expected; (vi) the combined company's inability to refinance indebtedness incurred in connection with the combination on favorable terms or at all; (vii) the possibility that Phelps Dodge will combine with Inco only; (viii) the possible impairment of goodwill resulting from the combination and the resulting impact on the combined company's assets and earnings; and (ix) additional factors that may affect future results of the combined company set forth in Phelps Dodge's, Inco's and Falconbridge's filings with the Securities and Exchange Commission, which filings are available at the SEC's Web site at (www.sec.gov). Except as required by law, we are under no obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.

Supplemental Data These materials also include terms used to describe supplemental data. Any such data or terms are not a substitute for any U.S. generally accepted accounting principle measure and should be evaluated within the context of our U.S. GAAP results. Any such references may not be comparable to similarly titled measures reported by other companies. As required by Regulation G, we have posted on our Web site - www.phelpsdodge.com - a full reconciliation of non-GAAP financial measures to U.S. GAAP financial measures. Unless otherwise indicated, all information in this presentation relating to Phelps Dodge is on a post-FIN-46 basis (i.e., Candelaria and El Abra are fully consolidated with minority interests shown separately rather than a pro rata consolidation). Note: In connection with the proposed combination, Phelps Dodge intends to file a preliminary proxy statement on Schedule 14A with the SEC. Investors are urged to read the proxy statement (including all amendments and supplements to it) when it is filed because it contains important information. Investors may obtain free copies of the proxy statement, as well as other filings containing information about Phelps Dodge, Inco and Falconbridge, without charge, at the SEC's Web site (www.sec.gov). Copies of Phelps Dodge's filings may also be obtained without charge from Phelps Dodge at Phelps Dodge's Web site (www.phelpsdodge.com) or by directing a request to Phelps Dodge, One North Central Avenue, Phoenix, Arizona 85004-4414, Attention: Assistant General Counsel and Corporate Secretary, (602) 366-8100.

Website Details Websites: www.phelpsdodgeinco.com www.phelpsdodge.com www.inco.com www.falconbridge.com

Transaction Rationale

Creating a Global Industry Leader Preeminent North American-based miner Industry leader in safe production Pro forma enterprise value of US$56 billion (1) Diversity of commodities, markets and geographies Leading global market positions #1 in nickel #2 in molybdenum #2 in copper #3 in cobalt Quality assets with long-lived reserves Global scale with superior growth pipeline Proven operating capabilities, project management and industry-leading technology Significant synergies of approximately $900 million Combination of experienced and proven management teams Financial strength and capital access to invest in growth Clear potential for multiple expansion Significant Value Enhancement for All Shareholders (1) Pro forma enterprise value as of July 14, 2006 1

Enhanced Transaction Terms (1) Issued by Falconbridge to existing Falconbridge shareholders (2) Premium to July 14, 2006, closing prices Offer Price: C$80.70/share for Inco C$63.43/share for Falconbridge + C$0.75/share special dividend (1) Premium (2): 7.8% for Inco 4.0% for Falconbridge Consideration Mix: C$20.25 + 0.672 Phelps Dodge shares for each Inco share Approximately C$16 billion in cash (three-way) Approximately 299 million shares (three-way) Structure: Plan of Arrangement Amended Support Agreement Up to US$5.0 billion Share Repurchase Program Inclusive of up to US$3.0 billion Convertible Subordinated Note purchase commitment Key Conditions: Phelps Dodge and Inco shareholder votes Not conditioned on Inco / Falconbridge merger completion Regulatory approvals Name: Phelps Dodge Inco Corporation Headquarters: Corporate, Copper Division: Phoenix, Arizona Nickel Division: Toronto, Ontario Timing: Expected close: September 2006 2

Creation of a Global Industry Leader Note: Stock prices as of July 14, 2006. Phelps Dodge Inco based on pro forma standalone enterprise values and does not include any impact of multiple re-rating or synergies. "Enterprise Value" means equity value plus net debt, preferred stock and minority interest less investments in unconsolidated affiliates. Enterprise Value (US$ in billions) 3 "Super Majors" BHP Billiton Rio Tinto Anglo Phelps Dodge Inco CVRD Alcoa Barrick Xstrata Newmont Norilsk Alcan 128 79 70 56 55 35.3 29.96 29.671 25 24.194 23.2

Scale and Breadth of Core Operations Phelps Dodge Today 13,500 employees Operations, projects and offices in 23 countries Phelps Dodge Inco 40,000 employees Operations, projects and offices in more than 40 countries Inco Today 12,000 employees Operations, projects and offices in 12 countries Falconbridge Today 14,500 employees Operations, projects and offices in 18 countries Copper Operations Copper Development Nickel Operations Nickel Development 4

Global Reach Focused on Low-Risk Geographies North America Chile Peru Other P 70 18 9 3 North America Europe Asia Other I 37 16 31 16 North America Chile Peru Other F 63 19 6 12 North America Chile Peru Other Asia Europe East 59 15 6 10 7 3 2005 Revenue: US$8.3 billion 2005 Revenue: US$4.5 billion 2005 Revenue: US$8.1 billion Combined 2005 Revenue: US$21.0 billion Phelps Dodge Inco Falconbridge + + = Phelps Dodge Inco 5 Note: Segmentation based on net sales to customers in dollars. Pro forma revenue, assuming the combination had occurred 1/1/05, would have been US$19.8 billion.

Enhanced Commodity Diversification Copper Moly P 77 23 Copper Cobalt Other Nickel I 9 1 7 83 Copper Other Nickel Cobalt F 54 19 25 2 Copper Moly Nickel Other Cobalt East 53 9 28 9 1 2005 Revenue: US$8.3 billion 2005 Revenue: US$4.5 billion 2005 Revenue: US$8.1 billion + + Phelps Dodge Inco Falconbridge = Phelps Dodge Inco 6 Combined 2005 Revenue: US$21.0 billion Note: Pro forma revenue, assuming the combination had occurred 1/1/05, would have been US$19.8 billion.

Leading Market Positions in Key Commodities Source: Public filings, Phelps Dodge research. Note: Copper, molybdenum and refined cobalt represent proportionate share of production. Top Molybdenum Producers (2005) (Pounds in millions) Top Copper Producers (2005) (Pounds in millions) Top Nickel Producers (2005) (Pounds in millions) Top Refined Cobalt Producers (2005) (Pounds in millions) 7

Commitment to Excellence Industry leader in safety - Zero and Beyond Committed to working with communities in which we do business Environmental responsibility a key part of doing business ~$500 million in trust funds Accelerated reclamation and remediation Phelps Dodge Total Recordable Injury Rate (TRIR) U.S. Mining Industry Average = 4.1x U.S. Manufacturing Average = 5.9x x x x x x x x 8

Long-Lived Operating Assets Sudbury (100%) Reserves: 180 Production: 130 Mine Life: 30 Morenci (85%) Reserves: 2,827 Production: 340 Mine Life: 20 Antamina (33.75%) Reserves: 496 Production: 201 Mine Life: 15 Collahuasi (44%) Reserves: 1,984 Production: 140 Mine Life: 20 Candelaria (80%) Reserves: 271 Production: 143 Mine Life: 15 El Abra (51%) Reserves: 232 Production: 118 Mine Life(2): 6 Voisey's Bay (100%) Reserves: 35 Production(1): 55 Mine Life: 30 PT Inco (61%) Reserves: 99 Production: 51 Mine Life: 30 Bagdad (100%) Reserves: 635 Production: 101 Mine Life: 20 Henderson (100%) Reserves: 151 Production: 32 Mine Life: 17 Sierrita (100%) Reserves: 1,089 Production: 79 Mine Life: 26 Note: Reserves and production shown on pro-rata basis. Reserves in millions of short tons. Production in thousands of short tons. Approximate mine life in years. Reserves reported in accordance with regulatory requirements for each company. (1) Estimated annual production. (2) Does not include potential mine-life extension. Cerro Verde (53.6%) Reserves: 942 Production(1): 160 Mine Life: 30 Copper Operations Copper Development Nickel Operations Nickel Development 9

Strong Growth Pipeline in Core Commodities Cerro Verde (PD) Goro (Inco) Koniambo (Falco) El Morro (Falco) El Pachon (Falco) Copper Projects Nickel Projects Moly Projects Pomalaa (Inco) Greenfield Projects Brownfield Projects 2006 2007 2008 2009 2010 Frieda River (Falco) Kabanga (Falco) Collahuasi Moly Recovery (Falco) Collahuasi Debottlenecking (Falco) Collahuasi Expansion (Falco) Raglan Expansion (Falco) 1-D Lower (Inco) Bahodopi (Inco) Nickel Rim (Falco) Goro Expansion (Inco) Lomas Bayas Expansion (Falco) Pomalaa Expansion Sorowako Limonite (Inco) Safford (PD) El Abra (PD) Climax (PD) Henderson (PD) Safford - Lone Star (PD) Tenke Fungurume (PD) Totten (Inco) Voisey's Bay Expansion (Inco) Tenke Fungurme Expansion (PD) 10

Growing Mine-Production Profile 2005 2006 2007 2008 2009 2010 2011 2012 2005 2006 2007 2008 2009 2010 2011 2012 (Mine Production in billion lbs) Note: Mine production shown on beneficial-interest basis; additionally, consolidated copper mine production excludes copper produced for partner accounts at Morenci, Antamina and Collahuasi. 11 (Mine Production in billion lbs)

Inco/Falconbridge Synergies Phelps Dodge Inco Synergies Feed Flow Optimization 205 Maximizing Throughput 135 Cost & Other Improvements 100 SG&A 110 Efficiency savings (QFZ/One Mine Strategy) Significant Additional Synergies from Three-Way Combination $550 $900 +$350 Note: Synergies shown on beneficial-interest basis. (1) Assumes discount rate of 7% % of Phelps Dodge Inco 2005 PF Revenue 4.3% NPV of Synergies (1) ~$5,800 (US$ in millions) Feed Flow Optimization Maximizing Throughput Cost & Other Improvements SG&A Technology & Debottlenecking "One Mine" and QfZ Projects Sourcing & Logistics SG&A and Exploration 12

Incremental Three-Way Synergies - $350 Million Annually 13 Incremental Synergies Eliminate redundancy in exploration and administrative functions 40% from sourcing opportunities 30% from smelter logistics 20% from refining and rod mill logistics and other activities 10% from sulfuric acid rationalization in North and South America 60% from implementation of best practices Commonality of equipment allows improved efficiencies in maintenance and operations (open-pit mining, concentrator and smelting operations) PD's "Delta C" system for mine haulage PD's "One Mine" process for identification of inefficiencies Inco/Falconbridge expertise in smelting/refining operation and maintenance 40% from improvements at Manitoba, Kidd and Raglan PD's Quest for Zero process with six-sigma analysis for capacity improvement and cost reduction 30% from improved mill recoveries at several properties resulting from technology sharing Advanced "Material Characterization" developed by PD including QemScan procedures to be applied to Inco/Falconbridge properties Mini-plant testing, O-K Courier Xray, "Expert" control systems utilized by Inco/Falconbridge to be applied globally 5% from underground opportunities adjacent to PD open-pit copper operations utilizing Inco/Falconbridge expertise 65% from debottlenecking of circuits in Canada for improved production PD's "Material Characterization" to identify opportunities High-Pressure Grinding Roll (HPGR), other technologies to be employed Technology & Debottleneck One Mine & QfZ Sourcing & Logistics SG&A & Exploration Incremental Synergies (US$ in millions)

Leading S&P 500 Index Company 14 Source: FactSet as of July 14, 2006. (1) Pro forma market capitalization based on Phelps Dodge's combination with Inco / Falconbridge (prior to share repurchase) Market Capitalization

Strong Copper and Nickel Industry Fundamentals Nickel Demand 1970 2000 1971 1972 1973 1974 1975 1976 1977 1978 1979 1980 1981 1982 1983 1984 1985 1986 1987 1988 1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 Growth '92-'04 = 4.0% p.a. Growth '05-'15 = 4.3% p.a. (forecast) Growth '80-'89 = 3.3% p.a. Growth '70-'79 = 3.4% p.a. Demand projected to grow by 4.3% per annum between 2005 and 2015 (000's MT) Source: Brook Hunt. 1970 23000 1971 1972 1973 1974 1975 1976 1977 1978 1979 1980 1981 1982 1983 1984 1985 1986 1987 1988 1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 Growth '90-'04 = 3.1% p.a. Growth '05-'15 = 3.9% p.a. (forecast) Growth '80-'89 = 2.1% p.a. Growth '70-'79 = 3.1% p.a. (000's MT) Demand projected to grow by 3.9% per annum between 2005 and 2015 Copper Demand 15

Significant Value Enhancement for All Shareholders Note: Size of circle represents the respective enterprise value. 2007 EBITDA based on consensus estimates. 16 Multiple Expansion Potential Enterprise Value (US$ billions) Enterprise Value / 2007 EBITDA

Transaction Summary

Improved Deal Terms Offer Price (1): C$80.70 / share C$63.43 / share Consideration Mix: C$20.25 / share cash + 0.672 Phelps Dodge shares C$18.50 / share cash + 0.55676 Inco shares Special Dividend: N/A C$0.75 / share (2) Aggregate Value: C$16 billion cash + 299 million Phelps Dodge shares C$7 billion cash + 213 million Inco shares Premium (3): 7.8% 4.0% Breakup Fee: Inco to Phelps Dodge US$925 million (3%) if Inco is successful in acquiring Falconbridge US$475 million (3%) if Inco standalone Phelps Dodge to Inco US$500 million (3%) Falconbridge to Inco US$450 million Key Conditions: Phelps Dodge shareholder vote Inco shareholder vote N/A Expected Closing: September 2006 July 2006 (1) Based on Phelps Dodge closing price of US$79.79 per share, Inco closing price of C$74.89 per share and Falconbridge closing price of C$61.00 as of July 14, 2006 (2) Issued by Falconbridge to existing Falconbridge shareholders (3) Premium to July 14, 2006, closing prices Phelps Dodge Offer for Inco Inco Offer for Falconbridge 17

Summary of Phelps Dodge Inco Name: Phelps Dodge Inco Corporation Headquarters: Corporate, Copper Division: Phoenix, Arizona Nickel Division: Toronto, Ontario Key Management: Chairman and Chief Executive Officer: J. Steven Whisler Vice Chairman: Scott M. Hand President and Chief Operating Officer: Timothy R. Snider President Inco Nickel: Derek G. Pannell Executive Vice President and Chief Financial Officer: Ramiro G. Peru Listings: NYSE and TSX Board Composition: Phelps Dodge: 11 Inco/Falconbridge: 4 Pro Forma Ownership: Phelps Dodge Shareholders: 41% Inco Shareholders: 30% Falconbridge Shareholders: 29% 18

Updated Transaction Structure Phelps Dodge Inco Shareholders C$18.50 Cash C$44.93 Stock C$63.43 C$20.25 Cash C$60.45 Stock C$80.70 Fully underwritten financing package from Citigroup and HSBC Expect to refinance bridge facilities in the capital markets ~US$2 billion of undrawn revolver capacity Enhanced Phelps Dodge Offer Enhanced Inco Offer Total "Look Through" Consideration to Falconbridge Up to US$5.0 billion share repurchase Step 2 Step 1 Step 3 Inclusive of up to US$3.0 billion Convertible Subordinated Note purchase commitment 19 C$29.77 Cash C$33.66 Stock C$63.43 + C$0.75 Special Dividend (1) C$18.50 Cash C$44.93 Stock C$63.43 (1) Issued by Falconbridge to existing Falconbridge shareholders

Transaction Timetables June July August September Phelps Dodge / Inco Timetable Inco / Falconbridge Timetable Enhanced Inco offer announced Announce transaction Preliminary PD proxy filed Inco mails its proxy PD proxy mailed Inco shareholder meeting Inco takes up Falconbridge June July PD shareholder meeting Closing 20

Financial Highlights

Summary Combined Financial Information 2005 Revenues 2005 EBITDA (1) 2005 Cash Flows from Operations (2) 2005 Net Profit (3) Note: US$ in millions. Phelps Dodge Inco information is presented on a combined basis. Pro forma information, assuming the combination had occurred 1/1/05, is not being provided. (1) Operating income before depreciation, depletion and amortization and special items and provisions (2) Before working capital (3) Net profit to common shareholders (4) Average prices in 2005 were $1.67/lb for copper (LME), $6.70/lb for nickel (LME), $0.68/lb for zinc (LME) and $31.73/lb for molybdenum (Metals Week) +253% +222% +241% +205% $8,287 $20,953 $0 $5,000 $10,000 $15,000 $20,000 $25,000 Phelps Dodge Phelps Dodge Inco 21

Phelps Dodge 2005 Inco 2005 Falconbridge 2005 Phelps Dodge Inco 2005 Operations 1770 739 1635 4144 Substantial Free Cash Flow (US$ in millions) Note: Combined free cash flow is equivalent to net cash provided by operating activities. Phelps Dodge Inco information is presented on a combined basis. Pro forma information, assuming the combination had occurred 1/1/05, is not being provided. (1) Net of approximately US$569 million in contributions to environmental trust, pension, and retiree medical and life plans (2) Not adjusted to reflect pro forma transaction adjustments (3) Average prices in 2005 were $1.67/lb for copper (LME), $6.70/lb for nickel (LME), $0.68/lb for zinc (LME) and $31.73/lb for molybdenum (Metals Week) (1) Combined Free Cash Flow in 2005 (2) 22 Phelps Dodge 2005 Inco 2005 Falconbridge 2005 Phelps Dodge Inco 2005 Operations 1770 739 1635 4144

Commodity Price Assumptions 23 Copper Nickel $/lb PD Base Case PD Base Case PD Base Case Zinc $/lb $/lb LME Cash Price ($/lb) LME Cash Price ($/lb) LME Cash Price ($/lb) July 14: $3.70 June 23: 3.04 July 14: $13.15 June 23: 9.21 July 14: $1.61 June 23: 1.33

Superior Value to All Shareholders Equity ownership in global industry leader Significant synergy potential Superior growth pipeline Up to US$5 billion share repurchase program Current US$0.80 regular dividend per share maintained (1) Cash flow is defined as net income plus depreciation, depletion & amortization 24 Phelps Dodge Inco Cash Flow (1) Remains immediately accretive Earnings Per Share Remains accretive by 2008

Approximate Pro Forma Debt at March 31, 2006 25 (US$ in billions) PD ----- Inco ----- Falconbridge ------ Combined ----- Debt due within one year - $0.1 $0.9 Long-term debt $0.7 1.8 2.9 US GAAP adjustments - 0.3 (0.1) Pro forma adjustments - ----- (0.6) ----- (1.0) ----- 0.7 1.6 2.7 5.0 Cash in Inco offer for Falconbridge 6.3 Cash in PD offer for Inco-Falconbridge 8.0 Falconbridge special dividend 0.2 Less cash used net of transaction and other costs (0.5) ----- Pro forma debt before share repurchase / subordinated note 19.0 Share repurchase / subordinated note 5.0 ----- Approximate pro forma debt * $24.0 * Before giving effect to any net cash flows after March 31

Pro Forma Financial Outlook - Base Case (US$ in billions, except commodity prices) 4Q 2006E ----- 2007E ----- 2008E ------ Copper Price ($/lb) $2.85 (1) $2.25 $1.75 Nickel Price ($/lb) 8.25 (1) 7.60 6.20 Zinc Price ($/lb) 1.40 (1) 1.40 1.10 Revenue $7 - 8 $26 - 27 $22 - 23 EBITDA 3 - 4 12 - 13 10 - 11 Depreciation, Depletion & Amortization ~0.5 2 - 3 2 - 3 Net Cash Provided by Operating Activities Net Cash Provided by Operating Activities $3 - 4 $10 - 11 $6 - 7 Capital Expenditures ~1 3 - 4 2 - 3 At 9/30/06E (2) ------ Cash $4 - 5 $3 - 4 $6 - 7 $10 - 11 Total Debt 23 - 24 20 - 21 18 - 19 17 - 18 Net Debt $18 - 20 $16 - 18 $10 - 12 $6 - 8 Net Debt / Current Year EBITDA -- -- 0.8x - 1.0x 0.6x - 0.8x Total Debt / Total Capitalization 45 - 47% 40 - 42% 32 - 34% 30 - 32% Net Debt / Net Capitalization 40 - 42 35 - 37 23 - 25 14 - 16 Note: Assumes transaction closes 9/30/06. 2007 and 2008 based on estimated full year calendar results. (1) Represents full year commodity price estimates (2) Assumes share repurchase occurs concurrently with closing of transaction 26

Pro Forma EPS Sensitivity To Commodity Prices Incremental Impact of Copper Price Changes to 2008 EPS Incremental Impact of Nickel Price Changes to 2008 EPS 27

Attractive Premium Versus Teck and Xstrata Offers 28 Enhanced Phelps Dodge Offer: 7.8% Premium Enhanced Inco Offer: 4.0% Premium C$/share C$/share Note: Stock prices as of July 14, 2006.

Three-Way Combination is Superior Superior asset quality and growth profile Greater synergies than any other combination Highly liquid stock and leading member of S&P 500 Clear case for multiple expansion NYSE and TSX listings Approved by all three boards Enhanced premium to competing offers Ongoing equity participation in combined entity Significant presence and ongoing commitment to Canada Creating a Global Industry Leader 29

Shaping the Future: Creating a Global Industry Leader